SECURITIES AND EXCHANGE COMMISSION
		     	     Washington, D.C. 20549

			  	  SCHEDULE 13G
		       	      Rule 13d-1 and 13d-2
	    	    Under the Securities Exchange Act of 1934

				US Airways Group, Inc.
		       		 (Name of Issuer)

			  	   Common Stock
		 	  (Title of Class of Securities)

			   	     90341W108
			          (CUSIP Number)

                                    02/14/2013
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

| | Rule 13d-1 (b)
|X| Rule 13d-1 (c)
| | Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Caxton International Limited

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    British Virgin Islands

Number of shares beneficially owned by each reporting person with:

 (5) Sole voting power:
    0

 (6) Shared voting power:
    8,762,849

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    8,762,849

 (9) Aggregate amount beneficially owned by each reporting person.
    8,762,849

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
     5.4%

 (12) Type of reporting person (see instructions).
     CO

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Caxton Associates LP

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    Delaware

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    8,762,849

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    8,762,849

 (9) Aggregate amount beneficially owned by each reporting person.
    8,762,849

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
    5.4%

 (12) Type of reporting person (see instructions).
    IA

(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     Law, Andrew E.

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                    	  (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    United Kingdom

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    8,762,849

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    8,762,849

 (9) Aggregate amount beneficially owned by each reporting person.
    8,762,849

 (10)Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11)Percent of class represented by amount in Row 9.
    5.4%

 (12)Type of reporting person (see instructions).
    IN

 (1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

     Tacchi, Timothy A.

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                    	  (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    United Kingdom

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    2,064,913

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    2,064,913

 (9) Aggregate amount beneficially owned by each reporting person.
    2,064,913

 (10)Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11)Percent of class represented by amount in Row 9.
    1.27%

 (12)Type of reporting person (see instructions).
    IN

(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    TT International

 (2) Check the appropriate box if a member of a group (see instructions)  (a)|_|
                                                                          (b)|X|

 (3) SEC use only.

 (4) Citizenship or place of organization.
    United Kingdom

Number of shares beneficially owned by each reporting person with:
 (5) Sole voting power:
    0

 (6) Shared voting power:
    2,064,913

 (7) Sole dispositive power:
    0

 (8) Shared dispositive power:
    2,064,913

 (9) Aggregate amount beneficially owned by each reporting person.
    2,064,913

 (10) Check if the aggregate amount in Row (9) excludes certain shares	|_|
    (see instructions).

 (11) Percent of class represented by amount in Row 9.
    1.27%

 (12) Type of reporting person (see instructions).
    IA

Item 1(a). Name of Issuer:
           US Airways Group, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
	   111 West Rio Salado Parkway
	   Tempe, Arizona 85281

Item 2(a). Name of Person Filing:
(i)   Caxton International Limited ("Caxton International").
(ii) Caxton Associates LP ("Caxton Associates"). Caxton Associates is the trading advisor to Caxton International and as such, has voting and dispositive power with respect to the investments of Caxton International, including those investments made by TT International pursuant to its subdelegated authority on behalf of Caxton International.
(iii) Mr. Andrew E. Law. Mr. Law is the Chairman and Chief Executive Officer of Caxton Associates. As a result of the foregoing, Mr. Law may be deemed to have voting and dispositive power with respect to the securities of the Issuer owned by Caxton International.
(iv) Mr. Timothy A. Tacchi. Mr. Tacchi is the Senior General Partner of TT International. As a result of the foregoing, Mr. Tacchi, may be be deemed to have voting and dispositive power with respect to certain of the securities of the Issuer owned by Caxton International.
(v) TT International is a trading advisor, through subdelegation, of certain assets of Caxton International and as such, has voting and dispositive power with respect to those investments of Caxton International.

Item 2(b). Address or Principal Business Office or, If None, Residence:
(i)   The address of Caxton International is Maples Corporate Services
      (BVI) Ltd. Kingston Chambers, P.O. Box 173, Road Town, Tortola, B.V.I.
(ii)  The address of Caxton Associates is Princeton Plaza, Building 2,
      731 Alexander Road, Princeton, NJ 08540.
(iii) The address for Mr. Law is 500 Park Avenue, New York, NY 10022.
(iv)  The address for Mr. Tacchi is is Moor House, 120 London Wall,
      London, United Kingdom, EC2Y 5ET.
(v) The address for TT International is Moor House, 120 London Wall, London, United Kingdom, EC2Y 5ET.

Item 2(c). Citizenship:
(i)   Caxton International is a British Virgin Islands corporation.
(ii)  Caxton Associates is a Delaware limited partnership.
(iii) Mr. Law is a citizen of the United Kingdom.
(iv)  Mr. Tacchi is a citizen of the United Kingdom.
(v) TT International is a private unlimited liability partnership under the laws of England and Wales.

Item 2(d). Title of Class of Securities:
           Common Stock

Item 2(e). CUSIP No.:
           90341W108

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:
           Not Applicable

If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4. Ownership

(a) Amount beneficially owned:
(i) The amount of shares of Common Stock beneficially owned by Caxton International is 8,762,849.
(ii) The amount of shares of Common Stock that could be deemed to be beneficially owned by Caxton Associates by reason of its voting and dispositive power with respect to Caxton International is 8,762,849.
(iii) The amount of shares of Common Stock that could be deemed to be beneficially owned by Mr. Law by reason of his voting and dispositive power with respect to Caxton International is 8,762,849.
(iv) The amount of shares of Common Stock that could be deemed to be beneficially owned by Mr. Tacchi by reason of his voting and dispositive power with respect to certain assets of Caxton International is 1,292,672. The amount of shares of Common Stock that could be deemed to be beneficially owned by Mr. Tacchi by reason of his voting and dispositive power with respect to certain assets of other clients of TT International is 772,241.
(v) The amount of shares of Common Stock that could be deemed to be beneficially owned by TT International by reason of its voting and dispositive power with respect to certain assets of Caxton International is 1,292,672. The amount of shares of Common Stock that could be deemed to be beneficially owned by TT International by reason of its voting and dispositive power with respect to certain assets of other clients of TT International is 772,241.

(b) Percent of class:
(i) Caxton International beneficially owns 5.4% of the Class of Common Stock.
(ii) Caxton Associates may be deemed to beneficially own 5.4% of the Class of Common Stock.
(iii) Mr. Law may be deemed to beneficially own 5.4% of the Class of Common Stock.
(iv) Mr. Tacchi may be deemed to beneficially own 1.27% of the Class of Common Stock.
(v) TT International may be deemed to beneficially own 1.27% of the Class of Common Stock.

(c) Number of shares as to which Caxton International has:
	(i)    Sole power to vote or to direct the vote:  0
	(ii)   Shared power to vote or to direct the vote:  8,762,849
	(iii)  Sole power to dispose or to direct the disposition:  0
	(iv)   Shared power to dispose or to direct the disposition
       	       of:  8,762,849

    Number of shares as to which Caxton Associates has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  8,762,849
	(iii)  Sole power to dispose or to direct the disposition of:  0
	(iv)   Shared power to dispose or to direct the disposition
               of:   8,762,849

    Number of shares as to which Mr.Law has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  8,762,849
	(iii)  Sole power to dispose or to direct the disposition of:
               0
	(iv)   Shared power to dispose or to direct the disposition
               of:  8,762,849

    Number of shares as to which Mr. Tacchi has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  2,604,913
	(iii)  Sole power to dispose or to direct the disposition of:
               0
	(iv)   Shared power to dispose or to direct the disposition
               of:  2,604,913

    Number of shares as to which TT International has:
	(i)    Sole power to vote or to direct the vote: 0
	(ii)   Shared power to vote or to direct the vote:  2,604,913
	(iii)  Sole power to dispose or to direct the disposition of:
               0
	(iv)   Shared power to dispose or to direct the disposition
               of:  2,604,913

Item 5. Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct with respect to the information that is applicable to me.

Date: 2/25/2013				Caxton International Limited

					/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


			 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary



					Caxton Associates LP


					/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary



					/s/ Andrew E. Law
					Name: Andrew E. Law
					Title: Signed by
					Ajay Mehra
					as Attorney-In-Fact



					TT International
					/s/Timothy A. Tacchi
					Name: Timothy A. Tacchi
					Title: Senior General Partner


					/s/ Timothy A. Tacchi
					Name: Timothy A. Tacchi



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5), 13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a), 49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454; secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203, 91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5), 78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978, as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751, Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867, Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]


Certification


The undersigned hereby certifies that the shares of US Airways Group, Inc. purchased and reflected herein are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Date: 2/25/13				Caxton International Limited

					/s/ Joseph Kelly
					Name: Joseph Kelly
					Title: Vice President and Treasurer


			 		/s/ Maxwell Quin
					Name: Maxwell Quin
					Title: Vice President and Secretary



					Caxton Associates LP


					/s/ Scott B. Bernstein
					Name: Scott B. Bernstein
					Title: Secretary



					/s/ Andrew E. Law
					Name: Andrew E. Law
					Title: Signed by
					Ajay Mehra
					as Attorney-In-Fact



					TT International
					/s/Timothy A. Tacchi
					Name: Timothy A. Tacchi
					Title: Senior General Partner


					/s/ Timothy A. Tacchi
					Name: Timothy A. Tacchi